EXHIBIT 12

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31
	2016	2015	2014	2013	2012
	(in millions of dollars, except ratios)
Earnings

Income Before Income Tax	$1,347.7	$1,238.3	$542.0	$1,220.0	$1,265.6
Fixed Charges	189.4	179.0	184.1	175.1	169.8
Adjusted Earnings	$1,537.1	$1,417.3	$726.1	$1,395.1	$1,435.4

Fixed Charges

Interest and Debt Expense, excluding Costs Related to Early Retirement of Debt	$166.0	$152.8	$154.3	$149.4	$145.4
Interest Credited on Investment Products	5.5	11.2	14.3	10.2	9.7
Portion of Rents Deemed Representative of Interest	17.1	14.2	14.7	14.7	13.9
Other	0.8	0.8	0.8	0.8	0.8
Total Fixed Charges	$189.4	$179.0	$184.1	$175.1	$169.8

Ratio of Earnings to Fixed Charges	8.1	7.9	3.9	8.0	8.5